Filed Pursuant to Rule 433

Registration Statement No. 333-228295

Free Writing Prospectus

(To the Preliminary Prospectus Supplement dated November 12, 2019 and Prospectus dated November 9, 2018)

November 12, 2019

US$1,250,000,000 2.350% Notes due February 19, 2025

US$1,250,000,000 2.350% Notes due February 19, 2025

Issuer:	Westpac Banking Corporation

Principal Amount:	US$1,250,000,000

Ranking:	Senior Unsecured

Expected Ratings:	Aa3/AA- (Moody’s/S&P)*

Legal Format:	SEC Registered Global Notes

Trade Date:	November 12, 2019

Settlement Date:	November 19, 2019 (T+5)

Since trades in the secondary market generally settle in two business days, purchasers who wish to trade notes on the date hereof or the next two succeeding business days will be required, by virtue of the fact that the notes initially settle in T+5, to specify alternative settlement arrangements to prevent a failed settlement.

Maturity Date:	February 19, 2025

Interest Rate:	2.350%

Price to Public:	99.972%

Benchmark Treasury:	UST 1.500% due 10/31/24

Benchmark Treasury Price and Yield:	98-29¾ / 1.726%

Re-offer Spread to Benchmark Treasury:	plus 63 basis points

Re-offer Yield:	2.356%

Fees:	25 basis points

All-in Price:	99.722%

Interest Payment Dates:

Payable semi-annually in arrears on February 19 and August 19 of each year, commencing February 19, 2020 and ending on the Maturity Date, subject to Business Day Convention. There will be a short first Coupon payable on February 19, 2020, subject to Business Day Convention.

Day Count Convention:	30/360, unadjusted

Net Proceeds:	US$1,246,525,000

Business Days:

Each Monday, Tuesday, Wednesday, Thursday and Friday that is not a day on which banking institutions in Sydney, Australia, New York, New York, or London, United Kingdom are authorized or obligated by law or executive order to close

Business Day Convention:

Any payment of principal, premium and interest required to be made on an Interest Payment Date that is not a Business Day will be made on the next succeeding Business Day, and no interest will accrue on that payment for the period from and after the Interest Payment Date to the date of payment on the next succeeding Business Day

Denominations:	Minimum of US$2,000 with increments of US$1,000 thereafter

CUSIP:	961214 EH2

ISIN:	US961214EH28

Joint Active Bookrunners:	BofA Securities, Inc.
J.P. Morgan Securities LLC
RBC Capital Markets, LLC
Westpac Banking Corporation

Co-Managers:	BMO Capital Markets Corp.
CIBC World Markets Corp.
Scotia Capital (USA) Inc.

Free Writing Prospectus

(To the Preliminary Prospectus Supplement dated November 12, 2019 and Prospectus dated November 9, 2018)

*A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

No PRIIPs KID — No PRIIPs key information document (KID) has been prepared as not available to retail in EEA.

The Issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling BofA Securities, Inc. toll-free at 1-800-294-1322, J.P. Morgan Securities LLC collect at 1-212-834-4533, RBC Capital Markets, LLC toll-free at 1-866-375-6829, or Westpac Banking Corporation at 1-212-389-1269.